FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

As 03/27/2012

Ternium S.A.

(Translation of Registrant’s name into English)

Ternium S.A.

29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ☒            Form40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains the presentation shown by Ternium S.A. at its Investor Day held in New York City on March 27, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Pablo Brizzio
Name: Pablo Brizzio Title: Chief Financial Officer

Dated: March 27, 2012

TENIGAL AND COLD-ROLLING MILL CONSTRUCTION SITE INVESTOR DAY 2012 NEW YORK PALACE HOTEL MARCH 27, 2012

TERNIUM l Investor Day – March 27, 2012 2 Forward-Looking Statements This presentation contains certain forward-looking statements and information relating to Ternium S.A. and its subsidiaries (collectively, “Ternium”) that are based on the current beliefs of its management as well as assumptions made by and information currently available to Ternium. Such statements reflect the current views of Ternium with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Ternium to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political conditions in the countries in which Ternium does business or other countries which have an impact on Ternium’s business activities and investments, changes in interest rates, changes in inflation rates, changes in exchange rates, the degree of growth and the number of consumers in the markets in which Ternium operates and sells its products, changes in steel demand and prices, changes in raw material and energy prices or difficulties in acquiring raw materials or energy supply cut-offs, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Ternium does not intend, and does not assume any obligation, to update these forward-looking statements.

TERNIUM l Investor Day – March 27, 2012 3 Event Schedule11:30amRegistration & luncheon12:00pmPresentation by Daniel Novegil, CEO1:00pmQ&A with Ternium management2:00pmClosing remarks

TERNIUM l Investor Day – March 27, 2012 Speakers4 Daniel Novegil, CEO Mr.Novegil is Chief Executive Officer of Ternium. An Industrial Engineer, he graduated from Universidad de Buenos Aires and has a Master of Science in Management degree from Stanford University. Mr.Novegil is a member of the Board of the World Steel Association. He is also a member of the Advisory Board of the Sloan Master Program of the Stanford University School of Business. Pablo Brizzio, CFO Máximo Vedoya, Mexico Area Manager Oscar Montero, Planning and Operations General Director Sebastián Martí, IR Director

TERNIUM l Investor Day – March 27, 2012 5 Latin American Steel Markets Competitive Positioning Key Drivers of Profitability Investment in Usiminas Conclusion

Latin American Steel Markets
Continued strong growth drivers

- Latin America apparent steel use (ASU) of 64 million tons in 2011
- Compounded annual growth rate (CAGR) of 5.2% in last 8 years
- Steel demand to grow 6.5% in 2012 [(1)]
- Annual imports of 14 million tons (23% of total consumption)
- Steel consumption at 107 kg per capita, expected to increase based on investments in infrastructure, energy projects, residential construction and industrialization

	Apparent Steel Use			CAGR 2003-11	
	mt	kg/cap	Impo%	ASU	GDP
Brazil	25.0	127	14%	5.8%	4.2%
Mexico	18.0	157	32%	2.3%	2.5%
Argentina	5.3	131	18%	8.2%	7.7%
Colombia	3.2	69	48%	11.2%	4.8%
Chile	2.5	147	44%	4.6%	4.3%
Other	9.9	55	54%	7.3%	4.5%
Latin America	**64.0**	**107**	**23%**	**5.2%**	**4.0%**

(1) Alacero forecast

Steel Consumption (kg per capita)


500
400
300
200
100
0
China
CIS
Asean
Latam
India
EU27
USA
0
10
30
40
50
60
GDP per capita (thousands USD)

Source: worldsteel

TERNIUM I Investor Day – March 27, 2012 6

Latin American Steel Markets
Flat steel markets - Good prospects for growth

- Latin America flat steel consumption of 34 million tons (52% of total ASU)
- Direct and indirect flat steel imports represent an opportunity for local producers
- Construction and automotive are the main flat steel consuming sectors (71% of market)

Latin American steel markets (2011)


Long products 28 mt
44%
52%
Flat products 33.5 mt
4%
Other steel products 2.5 mt

Source: Alacero, Ternium

Flat steel markets (2011) [(1)]

	mt	Impo%	Flat/Total
Brazil	13.0	18%	52%
Mexico	11.4	37%	64%
Argentina	2.8	16%	52%
Colombia	1.4	59%	44%
Chile	1.2	56%	47%
Other	3.7	60%	37%
Latin America	**33.5**	**25%**	**52%**

(1) Alacero

Flat steel consuming sectors (2011) [(2)]

	mt	weight
Construction	15.4	46%
Automotive	8.5	25%
Industry	5.3	16%
Home appliances	1.8	5%
Energy	1.3	4%
Packaging	1.2	4%
Total	**33.5**	**100%**

(2) Ternium's estimate

TERNIUM I Investor Day – March 27, 2012 7

TERNIUM l Investor Day – March 27, 2012 8 Latin American Steel Markets Competitive Positioning Key Drivers of Profitability Investment in Usiminas Conclusion

Competitive Positioning
Leading player in flat steel products in Latin America

- Usiminas, Nippon Steel and Ternium combined market share approx. 37% in flat steel products
- Leaders in high-end steel using sectors
- Deep downstream integration and broad network of service and distribution centers
- A high value-added product mix
- Close relationship with customers through integration into value-chain



Flat steel consumption (2011)
Andean Region
(3.9 mt)
Mexico & CA
(12.2 mt)
Brazil
(13.0 mt)
Southern Area
(4.3 mt)
Usiminas, Nippon Steel, Ternium
Other Latam players
Imports

TERNIUM I Investor Day – March 27, 2012 9

Competitive Positioning
Latin American construction markets

- Growth potential coming from: housing deficit (23 million units), demographic expansion and infrastructure development
- Broad customer base and extensive market reach (39 service centers and 20 distribution centers)
- High value added portfolio (insulating sandwich panels, pre-painted steel, pre-engineered buildings, tubes and purlins)
- Opportunities for imports substitution:
  - Coated products in Brazil
  - Plates
  - Wide and thick hot-rolled sheet

Construction flat steel markets (15.4 mt) (1)


Imports
28%
34%
Usiminas, Nippon Steel, Ternium
Other Latam players
38%

Cement production (million tons)


CAGR 2003-11 = 5.4%
112
118
130
143
152
157
153
160
172
'03
'04
'05
'06
'07
'08
'09
'10
'11e

Source: Ternium estimates

(1) Ternium estimates

TERNIUM I Investor Day – March 27, 2012 10

Competitive Positioning
Latin American automotive markets

- Vehicles production: 7.2 million units (3.4 in Brazil, 2.7 in Mexico, 0.8 in Argentina)
- Market with strong growth potential (new plants announced in Mexico and Brazil, +2.2 million units)
- Automotive steel-making facilities in Mexico, Brazil and Argentina. Joint-ventures in Mexico (Tenigal) and Brazil (Unigal)
- Opportunities for import substitution:
  - Cold-rolled and coated products
  - Galvanized sheets for exposed parts
  - Advanced high-strength steels (AHSS)

Automotive flat steel markets (8.5 mt) (1)


Imports
29%
43%
Usiminas, Nippon Steel, Ternium
28%
Other Latam players

Vehicles production (million units)


CAGR 2003-11 = 9.1%
3.6
4.1
4.8
5.4
5.9
6.2
5.4
7.0
7.2
'03
'04
'05
'06
'07
'08
'09
'10
'11e

Source: ADEFA, ANFAVEA, ACOLFA, FAVENPA, AMIA

(1) Ternium estimates

TERNIUM I Investor Day – March 27, 2012 11

TERNIUM l Investor Day – March 27, 2012 Competitive Positioning Latin American energy markets •Extensive opportunities to develop energy related projects (pre-salt in Brazil, linepipes in Mexico and Colombia, shale gas in Argentina) and infrastructure •Relationship with Tenaris and investment in Usiminas enhances our competitive position in the energy market •Steel will be needed for: oPipelines oOil & Fuel tankers oProduction platforms oOffshore support vessels oDrilling rigs (1) Organização Nacional da Indústria do Petróleo (ONIP) 12 Brazil’s oil industry will need 9.4 million tons of steel in the 2010-2020 period to supply a total of 443 projects (1) •Mexico’s energy sector will need 1.5 million tons of welded steel tubes

TERNIUM l Investor Day – March 27, 2012 13 Latin American Steel Markets Competitive Positioning Key Drivers of Profitability Investment in Usiminas Conclusion

TERNIUM l Investor Day – March 27, 2012 Key Drivers of Profitability Product differentiation: development of high-end products to serve market niches Downstream integration and service differentiation: supply chain management, service and distribution centers, proprietary IT platform Upstream integration: increase iron ore production and natural gas based steelmaking capacity (DRI) Usiminas investment related synergies and value creation 14

Product Differentiation
Highly complementary product range

- Usiminas, Nippon Steel and Ternium have a highly complementary product range
- Combined product portfolio enables offering a complete product range to customers, from commercial qualities to highly sophisticated steels



High End
CQ
TRIP
AHSS
Elec-trical(1)
Continuous Annealing
Continuous Annealing
Double Reduced
Plates
HR
CR
EG
GI
GA
GL
PP
TIN
Nippon Steel
Usiminas
Ternium

HR: Hot Rolled
CR: Cold Rolled
EG: Electrogalvanized
GI: Galvanized
GA: Galvanneal
GL: Galvalume
PP: Pre-painted
TIN: Tinplate

(1) Grain non-oriented Full Process and Grain Oriented
Note: includes products to be produced in the new Pesqueria facility

TERNIUM I Investor Day – March 27, 2012 15

Product Differentiation
Automotive steel products

Tenigal: Joint venture with Nippon Steel

- Production of high-grade galvanized and galvannealed steel sheets
- Currently visiting OEM's to prepare qualification procedures
- Capacity: 400,000 tons per year
- Expected start-up: 3Q 2013

New vacuum degassing station

- Production of ultra low carbon (ULC) and interstical-free steel grades in Argentina
- Processing capacity: 1.2 million tons per year
- Expected start-up: 2Q 2013



Source: Tenigal

TERNIUM | Investor Day – March 27, 2012 16

Product Differentiation
High-end cold-rolled steel products

New cold-rolling mill (Monterrey, Mexico)

- Integrated pickling line with tandem cold-rolling mill (PLTCM)
- High-end products:
  - Exposed surface for the automotive industry
  - High-strength micro-alloyed steels
  - Advanced high-strength steels for galvanizing
- Widths of up to 1850 mm for a diverse range of uses
- Annual capacity of 1.5 million tons


Tenigal and Cold-Rolling Mill construction site

TERNIUM I Investor Day – March 27, 2012 17

Downstream Integration
Ternium and Usiminas service and distribution networks



Service Center
Distribution Center
Steel Mill/Rolling/Coated

- Broad network of service and distribution centers
- Combined steel processing capacity of 7.4 million tons (slitters, cut-to-length, roll-forming, tubes)
- Supply-chain management improvements

Hot Rolled Capacity in Latam
(hot rolled coils and plates)



Ternium 26%
Usiminas 24%
CSN 16%
Mittal 12%

Coated Steel Capacity in Latam
(galvanized & electrogalvanized)

Ternium 32%
Usiminas 18%
CSN 21%
Mittal 10%

TERNIUM I Investor Day – March 27, 2012 18

TERNIUM l Investor Day – March 27, 2012 Service Differentiation Customer portal Ternium offers its customers value-added services through a proprietary IT platform:Self-service order-entry including web-catalog and preferred and historical product selection Real-time order tracking (credit status, lead-time, documentation) Bidding platform for low turnover materials Based on Ternium’sIT platform:Unified product code Business to business EDI (electronic data interface) Real-time operation Automation of administrative processes Modeling technology for planning, forecasting and optimization 19

TERNIUM l Investor Day – March 27, 2012 Upstream IntegrationNew mining project in Mexico20 Total iron ore resources of 700 million tons (ROM, measured and indicated, average Fe content 34%) Resources of 235 mt in sites in operation (Aquila, Peña Colorada) New mining project under development (Sierra del Alo) PACIFIC OCEAN

Upstream Integration
New mining project in Mexico

Sierra del Alo, Jalisco (Mexico)

- Target 4 million tons of iron ore concentrate production per year
- Total measured and indicated resources of 175 million tons (ROM – Fe content 36% - magnetite iron ore)
- Project description:
  - Open pit mine, beneficiation plant in site
  - Pipeline to Alzada facility
  - Existing railroad transportation to Manzanillo port (for export)
- Estimated capex: USD1 billion
- Project time frame: 4 years
- Pellet feed expected cash cost of 35-45 USD/ton FOT Alzada
- Currently working in exploration, land acquisition, environmental permits and feasibility studies
- Project development supported by world-class mining consultants: mine design, industrial specifications and environmental permits

TERNIUM I Investor Day – March 27, 2012 21

TERNIUM l Investor Day – March 27, 2012 Upstream Integration Crude steel expansion in Argentina22Debottleneckingof steelmaking facility Installation of a new two-stand continuous caster Additional crude steel capacity of 500,000 tons per year Remainingcapex:USD120million Third-partyslabssubstitution Fixedcostsdilution Increasedoperationalflexibility StartUp:3Q2013

TERNIUM l Investor Day – March 27, 2012 Upstream Integration Project Brazil (Porto do Açu) 23 Project being developed in two main stages (pelletizing facility and steel mill based on DRI) Progress being made in the following areas:Land: in final stages of acquisition (3,400 acres) Iron ore: long term provision contract with Anglo American (advanced negotiations) Environmental permits: preliminary license already obtained. Installation license for pelletizing facility to be requested by mid 2012 Port services: contract signed with LLX Contractual business decision deadline in September 2012 to build complete project, only pelletizing facility or call off the project Availability of natural gas in the area at competitive costs is critical for feasibility of steel mill Opportunity to capitalize value created with the possibility to invite additional partners (Usiminas, Nippon Steel, Tenaris)

Upstream Integration
DRI cost advantage

- Ternium has 3.3 million tons of steel capacity based on DRI/EAF technology
- HyL® DRI technology developed by Ternium's Mexican subsidiary
- Ternium Mexico's average natural gas price in 2011 was 4 USD/MBTU(1), equivalent to met coal at 105 USD/ton
- Ternium Mexico's energy cost changes 70 million dollars per year for every 1 dollar change in the natural average gas price.

Energy cost equivalence between DRI/EAF vs BF/BOF in Hot-rolled



Met coal prices, FOB (USD/ton)
250
200
150
100
50
0
DRI/EAF cost advantage
Blast Furnace cost advantage
0
2
4
6
8
10
Natural gas prices (USD/MBTU)

Energy cost savings for every USD1/MBTU reduction in average natural gas prices



USD70 million per year
45
25
Natural Gas
Electricity

(1) Henry Hub equivalent

TERNIUM I Investor Day – March 27, 2012 24

TERNIUM l Investor Day – March 27, 2012 25 Latin American Steel Markets Competitive Positioning Key Drivers of Profitability Investment in Usiminas Conclusion

Investment in Usiminas
First steps

- Techint Group appointed 3 directors to Usiminas Board
- Joint control with Nippon Steel
- Julian Eguren, former Ternium Mexico President, appointed Usiminas CEO
- Managers by Ternium to support Usiminas turnaround
- Initiatives launched to review costs, capex plan, optimize inventories, working capital and general expenses

Usiminas Organizational Structure


CEO
Julián Eguren
Finance & IR VP
Ronald Seckelmann
Commercial VP
Sergio Leite
Industrial VP
Marcelo Chara
Subsidiaries VP
Paolo Bassetti
VP Technology & Quality
Romel de Souza
Corporate Planning VP
Nobuhiro Yamamoto

TERNIUM I Investor Day – March 27, 2012 26

Investment in Usiminas
Two main value creation drivers

Usiminas Turnaround	• Cost efficiency and capex management • Maximize capacity utilization rates • Recover market share in Brazil from imports • Procurement (economies of scale and scope) • Iron ore business development
Association with Usiminas, Nippon Steel and Tenaris	• Leadership in Latin American flat steel markets • Wide product range of highly sophisticated products • Distribution of steel products in Latin American markets • Combined procurement efforts (Exiros) • Vertical integration opportunities (capex optimization) • Technical assistance, share best-practices, R&D opportunities

TERNIUM I Investor Day – March 27, 2012 27

TERNIUM l Investor Day – March 27, 2012 28 Latin American Steel Markets Competitive Positioning Key Drivers of Profitability Investment in Usiminas Conclusion

TERNIUM l Investor Day – March 27, 2012 29 Conclusion Latin America’s steel markets with strong growth prospects and relevant import substitution opportunities Association with Usiminas and Nippon Steel creates a unique competitive position in the Latin American marketsComplete product range focused on high-end segments Relevant market share and downstream integration Broad network of service and distribution centers Product and service differentiation and upstream integration are key drivers of profitability Investment in Usiminas provides distinctive value creation opportunities

TERNIUM l Investor Day – March 27, 2012 30